Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since the Reporting Persons' most recent filing on January 15, 2026, which were all completed through open market purchases.

Tether Investments, S.A. de C.V.:

Date	Shares Bought	Price
January 16, 2026	419,905	4.9646
January 30, 2026	688,240	4.3074
February 2, 2026	525,194	4.3901
February 3, 2026	548,869	4.5149
February 5, 2026	220,198	4.1066
February 6, 2026	480,969	4.1867
February 9, 2026	236,364	4.4325